UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 25, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Luxoft Holding, Inc.

File No. 333-188765 - CF# 29546

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Luxoft Holding, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 filed on May 22, 2013, as amended.

Based on representations by Luxoft Holding, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.6	through January 6, 2016
Exhibit 10.7	through March 26, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary